# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SEACOR Marine Holdings Inc., CIK 0001690334
CUSIP: 78413P101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 12121 WICKCHESTER LANE, SUITE 500, HOUSTON, Texas (TX), 77079
Date of event which requires filing of this statement: 01/10/2025
Filed by CIK 0001292966
Persons authorized to receive notices and communications: John M. Gellert, SEACOR Marine Holdings Inc., 12121 Wickchester Lane, Suite 500, Houston, Texas (TX), 77079, (346) 980-1700; Andrew H. Everett II, SEACOR Marine Holdings Inc., 12121 Wickchester Lane, Suite 500, Houston, Texas (TX), 77079, (346) 980-1700

## Reporting persons
- JMG Assets, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 109,109; sole dispositive power 0; shared dispositive power 109,109; aggregate amount beneficially owned 109,109 (0.4% of the class)
  Comment: (Limited Liability Company)
  Percent of class represented by amount in Row (11) is calculated based upon 27,669,361 shares of the Issuer's Common Stock issued and outstanding as of December 31, 2024.
- JMG GST LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 95,158; sole dispositive power 0; shared dispositive power 95,158; aggregate amount beneficially owned 95,158 (0.3% of the class)
  Comment: (Limited Liability Company)
  Percent of class represented by amount in Row (11) is calculated based upon 27,669,361 shares of the Issuer's Common Stock issued and outstanding as of December 31, 2024.
- Michael E. Gellert 2011 Family Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 26,557; sole dispositive power 0; shared dispositive power 26,557; aggregate amount beneficially owned 26,557 (0.1% of the class)
  Comment: (Trust)
  Percent of class represented by amount in Row (11) is calculated based upon 27,669,361 shares of the Issuer's Common Stock issued and outstanding as of December 31, 2024.
- John M. Gellert (CIK 0001292966): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,193,601; shared voting power 230,824; sole dispositive power 1,193,601; shared dispositive power 230,824; aggregate amount beneficially owned 1,424,425 (5.1% of the class)
  Comment: Number of shares listed in Row (7), (9) and (11) reflects (i) 547,151 shares of Common Stock that are owned directly by Mr. Gellert, (ii) 327,545 shares of restricted stock over which Mr. Gellert exercises sole voting power, (iii) 260,000 shares of Common Stock issuable upon the exercise of outstanding stock options that are exercisable or will become exercisable by Mr. Gellert within 60 days of January 10, 2025 and (iv) 58,905 shares of Common Stock issuable upon the vesting of PRSUs that will vest within 60 days of January 10, 2025.
  Number of shares listed in Row (8), (10) and (11) reflects (i) 109,109 shares of Common Stock that Mr. Gellert may be deemed to own through his interest in, and control of, JMG Assets, LLC, of which he is the manager, (ii) 95,158 shares of Common Stock that Mr. Gellert may be deemed to own through his control of JMG GST LLC, of which he is the manager, and (iii) 26,557 shares of Common Stock owned by the Michael E. Gellert 2011 Family Trust, of which he is a co-investment director and beneficiary, and of which he disclaims beneficial ownership except to the extent of his pecuniary interest in the shares.
  In accordance with Rule 13d-(d)(1), the percent of class represented by amount in Row (11) is calculated based upon (i) 27,669,361 shares of the Issuer's Common Stock issued and outstanding as of December 31, 2024, plus (ii) 260,000 shares of Common Stock issuable upon the exercise of outstanding stock options that are exercisable or will become exercisable by Mr. Gellert within 60 days of January 10, 2025, plus (iii) 58,905 shares of Common Stock issuable upon the vesting of PRSUs that will vest within 60 days of January 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: SEACOR Marine Holdings Inc.
Address of issuer's principal executive offices: 12121 WICKCHESTER LANE, SUITE 500, HOUSTON, Texas (TX), 77079
Comment: This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock") of SEACOR Marine Holdings Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12121 Wickchester Lane, Suite 500, Houston, TX.

## Item 2. Identity and Background
Name of person filing: (a) This statement is being filed jointly by JMG Assets, LLC, JMG GST LLC, Michael E. Gellert 2011 Family Trust and John M. Gellert (collectively, the "Reporting Persons")
Residence or business address: (b) The business address of each of John M. Gellert, JMG Assets, LLC and JMG GST LLC is: c/o United Continental Corp., 420 Lexington Ave., Suite 805, New York, NY 10170. The business address of the Michael E. Gellert 2011 Family Trust is c/o IJ Trust Company, LLC, trustee, 212 South Main Avenue, Suite 211, Sioux Falls, SD 57104.
Present principal occupation or employment:
(c) Mr. Gellert, a natural person, is the President and Chief Executive Officer of the Issuer, as well as the manager and beneficiary of JMG Assets, LLC, the manager of JMG GST LLC and the co-investment director and a beneficiary of the Michael E. Gellert 2011 Family Trust.

JMG Assets, LLC is a limited liability company organized under the laws of Delaware. JMG Assets, LLC is a private investment entity that seeks appreciation of its assets for the benefit of its owners.

JMG GST LLC is a limited liability company organized under the laws of Delaware. JMG GST LLC is a private investment entity that seeks appreciation of its assets for the benefit of its owners.

The Michael E. Gellert 2011 Family Trust is a South Dakota irrevocable trust Mr. Gellert is co-investment director with his sister, Catherine Gellert, and a beneficiary thereof.
Criminal convictions in the last five years: (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: (e) During the last five years, no Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: (f) Mr. Gellert is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities were acquired in connection with the anticipated vesting of 58,905 performance restricted stock units ("PRSUs") on March 11, 2025. The acquisition of shares of Common Stock resulting from the vesting of the PRSUs, caused Mr. Gellert to exceed 5% beneficial ownership in the Issuer.

On March 11, 2022, Mr. Gellert was granted 58,905 PRSUs consisting of five equal tranches, each of which would be earned if and when the closing price of one share of Common Stock equals or exceeds the specified stock price performance goal for such tranche for 60 consecutive trading days during the three year performance period beginning on the grant date, provided that any earned PRSUs would not be settled until the third anniversary of the grant date, subject to satisfaction of the service-based vesting requirements set forth in the award agreement. The service-based vesting requirements and each of the specified stock price performance goals are anticipated to be satisfied during the performance period ending March 11, 2025 and the shares of Common Stock are expected to be issued at such date.

From time to time, subject to restrictions that may be applicable by virtue of his role as President and Chief Executive Officer of the Company, Mr. Gellert may acquire additional shares of the Company's Common Stock or determine to dispose of shares of Common Stock beneficially owned by him, including by a Rule 10b5-1 trading arrangement as may be disclosed from time to time in the Issuer's periodic filings.

Other than as described above, Mr. Gellert has no current plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See Item 11 of each of the cover pages.

See Item 13 of each of the cover pages.
Number of shares as to which each person has sole or shared power to vote or dispose:
(1) Sole power to vote or direct the vote: See Item 7 of each of the cover pages.
(2) Shared power to vote or direct the vote: See Item 8 of each of the cover pages.
(3) Sole power to dispose or direct the disposition: See Item 9 of each of the cover pages.
(4) Shared power to dispose or direct the disposition: See Item 10 of each of the cover pages.
Transactions in the class effected during the past sixty days: (c) During the past 60 days, except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: (d) No person other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons and described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
With respect to any arrangements between Mr. Gellert and the Issuer regarding any securities of the Issuer including PRSUs, stock options and restricted stock units, please refer to the Issuer's 2024 Proxy Statement filed with the U.S. Securities and Exchange Commission on April 18, 2024.

No other arrangements, understandings or relationships exist between the Reporting Persons and the Issuer with respect to the Issuers securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
Number Description of Exhibits

1 Joint Filing Agreement, dated January 16, 2025, by and among the Reporting Person
2 Power of Attorney for JMG Assets, LLC
3 Power of Attorney for JMG GST LLC
4 Power of Attorney for the Michael E. Gellert Family Trust
5 Power of Attorney for John M. Gellert

## Signatures
- JMG Assets, LLC: /s/ Andrew H. Everett II, Andrew H. Everett II, Attorney-in-Fact (01/17/2025)
- JMG GST LLC: /s/ Andrew H. Everett II, Andrew H. Everett II, Attorney-in-Fact (01/17/2025)
- Michael E. Gellert 2011 Family Trust: /s/ Andrew H. Everett II, Andrew H. Everett II, Attorney-in-Fact (01/17/2025)
- John M. Gellert: /s/ Andrew H. Everett II, Andrew H. Everett II, Attorney-in-Fact (01/17/2025)